**ReliaStar Life Insurance Company of New York
and its Separate Account NY-B**

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated February 8, 2010 to the Contract Prospectus dated May 1, 2009, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated May 1, 2009. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective **March 15, 2010**, the contracts will no longer be available for purchase.

Also effective **March 15, 2010**, the optional benefit riders available under the contracts (the Minimum Guaranteed Income Benefit rider, the ING LifePay Plus rider, and the ING Joint LifePay Plus rider) will no longer be available for purchase by owners of existing contracts, to the extent these riders were otherwise available for purchase under these contracts. These changes have no impact on our obligations to you and the guarantees under your existing contract.